U.S. Securities and Exchange Commission

                   Washington, D.C. 20549

                        Form 10 - SB

         GENERAL FORM FOR REGISTRATION OF SECURITIES
                 FOR SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of
                            1934

                 MICROVIDEO LEARNING SYSYTEMS, INC.
          (Name of Small Business Issuer in its Charter)

              Delaware                       98-0219157
      (State or other jurisdiction of      (IRS Employer ID Number)
       incorporation or organization)

   LM 122 - 2303 4th Street, SW, Calgary, Alberta T2S 2S7 Canada
       (Address of Principal Executive Offices)(Zip Code)

              Issuer's Telephone Number: (403) 233-9411

 Securities to be Registered under Section 12(b) of the Act:

          Title of each class      Name of each exchange on which
          to be so registered.     Each class is to be
                                   registered

                            Not Applicable


 Securities to be registered under Section 12(g) of the Act:

                        Common Stock

                      (Title of Class)


PART I

Item 1.        Description of Business

History / Background.

MicroVideo was incorporated under the General Corporation
Law of Delaware on June 4, 1999.   The Certificate of
Incorporation provided MicroVideo the authority to issue up to twenty thousand shares without par value. Effective October 9, 2001, MicroVideo filed Restated Articles of Incorporation which provides MicroVideo the authority to issue up to 50 million shares of Common Stock of Par Value of $0.001 per share and 10 million preferred shares of par value of $0.001 per share. The registered office of MicroVideo, is 1711 Centerville Road, Suite 400, City of Wilmington, 19808, County of New Castle, Delaware, U.S.; and the name of the registered agent of the Corporation in the State of Delaware at such address is Corporation Service Company. MicroVideo's US business address is #273 208 East 51 Street New York, New York 10022-6500.
To January 21, 2002, MicroVideo has operated as a wholly-owned subsidiary of Multimedia and, in that capacity, has been acting as a non-exclusive reseller of Multimedia's products in the U.S. It has generated revenues of approximately $80,000 US for the financial year ended August 31, 2000 and approximately $160,000 US for the financial year ended August 31, 2001.
During the period January 19, 2002 to January 28, 2002, MicroVideo acquired all of the issued and outstanding shares of Multimedia and as a result, Multimedia is now a wholly owned subsidiary of MicroVideo.

MicroVideo and Multimedia are collectively referred to as the "MicroVideo Group".
MicroVideo Group is involved in the business of creating interactive digital video training products for corporations that operate from CD-ROM, video server or the Internet. MicroVideo Group has established a reputation as a premier developer and publisher of media-based software training products. MicroVideo Group has created or converted over 100 hours of high-quality, interactive Microsoft product training videos using Microsoft Windows Media technologies. MicroVideo Group has collaborated and co-sponsored two video-on-demand training products now completed. The first, "An Introduction to Windows Media" was successfully launched on May 1, 2001. The second, "The MicroVideo Learning System for Pocket PC 2002" was launched on October 4, 2001 at the
Pocket PC 2002 launch in San Francisco. The second title presents Multimedia with substantial opportunities, as there are currently no direct competing training products.


Item 2.        Management Discussion and Analysis or Plan of
Operation

Until now, hand-held devices have been marketed for the most part to individuals to be used mainly as telephone directories and appointment calendars with some access to the Internet. With the introduction of hand-held personal computers utilizing the Microsoft PC 2002 platform, emphasis is shifting towards corporate customers. MicroVideo believes that users of Microsoft Windows applications on desktop personal computers will find the transition to the Pocket PC 2002 much easier than to other hand held devices, especially with MicroVideo video based training products offered on CD-ROM, and video streaming over the Internet.
The MicroVideo Nineteen Part Training Course will allow the user to open any lesson on their desktop Personal Computer.
The student will be tutored through each chosen segment, while working along with their Pocket PC 2002. Since pocket personal computers have many expansion and communication capabilities that utilize new technologies not normally used on desktop personal computers, the need for educating both retailers and consumers of the Pocket PC 2002's capabilities are great. MicroVideo Group intends to market its product in conjunction with the device manufacturers, making the sale of their devices much easier and at the same time making its product a desirable add-on. Major office suppliers have also indicated that they will be more than willing to allot shelf space to its teaching products in close proximity to the hand-held personal computers they have for sale, in return for training for their own sales personnel.
The Products
The MicroVideo Learning System PC 2002 tutorial consists of
19 lessons that are designed to provide the pocket personal computer user with full knowledge of the capabilities of the device and allow them to use it to the fullest. The lessons are as follows:
     1.   Introducing and Getting started with Pocket PC 2002
     2.   Introduction to Pocket Outlook for the Pocket PC2002
     3.   Exploring Microsoft ActiveSync 3.5
     4.   Using Pocket Outlook on the Pocket PC 2002
     5.   Introduction to Pocket Internet Explorer
     6.   Exploring Pocket MSN Messenger
     7.   Pocket PC 2002 Input Methods
     8.   The Windows Media Player for the Pocket PC 2002
     9.   Exploring Programs for the Pocket PC 2002
     10.  Exploring Microsoft Reader Version 2 for the Pocket PC
     11.  Pocket PC 2002 Personal Settings
     12.  Pocket PC 2002 System Settings
     13.  Pocket PC 2002 Connection Settings
     14.  Pocket PC 2002 Peripherals
     15.  Adding a Pocket PC 2002 Network Adapter
     16.  Adding a 56K Modem to your Pocket PC 2002
     17.  Adding a Wireless Modem to your Pocket PC
     18.  Connecting a Digital Phone to your Pocket PC
     19.  Adding a GPS to your Pocket PC

MicroVideo Group, with the co-operation of Microsoft Mobile Devices Division, offered via the Internet, 10,000 free versions of lessons one and two to owners of pocket personal computers and to those considering purchasing one. The response was overwhelmingly positive. Indications are that a very large percentage of those purchasing a Windows-based hand-held personal computer are willing to pay an additional $29.95 for our 19-lesson CD-ROM, or to down-load or stream it via the internet.
Our Pocket PC 2002 is the latest of a long list of teaching programs produced by Multimedia. The following is a list of other products available to personal computer users:
Microsoftr - Intro to Windows MediaInternet, CD-ROM, TapeIntroduction to Windows Media TechnologiesMicrosoftr - Office 2000 (TM)Internet, CD-ROM, TapeAccess 2000 Learning System V1Access 2000 Learning System V2Excel 2000 Learning System V1Excel 2000 Learning System V2Excel 2000 Learning System V3Excel 2000 Learning System V4Outlook 2000 Learning System V1Outlook 2000 Learning System V2PowerPoint 2000 Learning System V1PowerPoint 2000 Learning System V2Word 2000 Learning System V1Word 2000 Learning System V2Word 2000 Learning System V3Word 2000 Learning System V4Microsoftr - Office 97 (TM)Internet, CD-ROM, TapeAccess 97 Learning System V1Access 97 Learning System V2Excel 97 Learning System V1Excel 97 Learning System V2Excel 97 Learning System V3Outlook 97 Learning System V1Outlook 97 Learning System V2Outlook 98 Learning System V1PowerPoint 97 Learning System V1PowerPoint 97 Learning System V2Word 97 Learning System V1Word 97 Learning System V2Word 97 Learning System V3Microsoftr - Windows NT/98/95/3.1Internet, CD-ROM, TapeWindows NT Workstation 4 Learning System V1Windows NT Workstation 4 Learning System V2Windows 98 Learning System V1Windows 98 Learning System V2Windows 95 Learning System V1Windows 95 Learning System V2Windows 3.1 Learning SystemMicrosoft - Office 95Internet, CD-ROM, TapeAccess for Windows 95 Learning System V1Access for Windows 95 Learning System V2Exchange Client 4 Learning System V1Exchange Client 4 Learning System V2Excel for Windows 95 Learning System V1Excel for Windows 95 Learning System V2Excel for Windows 95 Learning System V3PowerPoint for Windows 95 Learning System V1PowerPoint for Windows 95 Learning System V2Word for Windows 95 Learning System V1Word for Windows 95 Learning System V2Word for Windows 95 Learning System V3Microsoft - Office 4.3Internet, CD-ROM, TapeExcel 5.0 Learning System V1Excel 5.0 Learning System V2Excel 5.0 Learning System V3PowerPoint 4.0 Learning System BasicsPowerPoint 4.0 Learning System AdvancedWord 6.0 Learning System V1Word 6.0 Learning System V2Word 6.0 Learning System V3All of the above are available through our website at http://MicroVideo.com or through various MicroVideo resellers.
Milestones
  - VoiceStream (a subsidiary of Deutsche Telekom) contacted MicroVideo with regards to training their sales force. The Company arranged for VoiceStream to receive the training and in addition, VoiceStream agreed to pay to put the MicroVideo CD ROM into their Cellular enhanced Pocket PC boxes starting June 1, 2002. After viewing free introductory content from the CD, VoiceStream device owners will be taken directly to the MicroVideo e-commerce site where they can purchase online and "unlock" the full contents of the CD for $29.99 US, or purchase (and unlock) an individual segment for $2.99. VoiceStream will receive 30% of the net proceeds from these sales.

     MicroVideo will in turn market the complete MicroVideo
     Learning System for the Pocket PC 2002  (the Phone
     Edition) to all other manufacturers of cellular telephones worldwide.

  - Hewlett Packard, with their acquisition of Compaq, the number one computer manufacturer in the world. HP has agreed that the updated Microsoft ActiveSync/HP/partners CD-ROM that ships inside the HP Jornada (Pocket PC) box will be updated withMicroVideo content on it, and be shipped throughout the English-speaking world starting May 1, 2002. The MicroVideo content on the Microsoft ActiveSync/HP/partners CD-ROM will feature 1 free segment of our training. When a user clicks on any other segment link, they'll be taken directly to the Handango/HP e-commerce site, where they can purchase our courseware streaming from the web, as a download, or order the CD-ROM online. HP and Handango will split 30% of the $29.99 US price.

     As of April 1, 2002 Hewlett Packard has entered the software training marketplace, and has begun to sell training products themselves through retail channels, their website, etc. HP will market the MicroVideo CD
     ROMs on a revenue-shared basis.

     Compaq has just announced the sale of its two millionth
     Pocket PC.

  - The University of Southwest Oklahoma has granted credits towards a degree for those students taking selected MicroVideo training applications.

  - After four years of negotiations and relationships with University of Calgary, Southern Alberta Institute of Technology and Shaw (Internet division), the University of Calgary and Shaw Cable Systems GLP will commence this year with MicroVideo training, and provide University of Calgary certification for MicroVideo products.
  - MicroVideo's wholly owned subsidiary, Multimedia Solutions, Inc. was selected by Stratys Learning Systems and National Training University ("NTU") as provider for video-on-demand Microsoft software training for their web site: http://www.ntu.com. Other courses from this site include those from MIT (Massachusetts Institute of Technology).
  - Contractors for SUFI are providing MicroVideo Microsoft training to a number of hospitals located in Scotland. MicroVideo Group anticipates at least 150 such hospitals are utilizing its programs. Installations are currently taking place and revenue has begun.
  - MicroVideo Group has received numerous requests for reseller agreements from around the world and will commence aggressive follow up on such opportunities shortly during 2002.
  - On May 1, 2001, Multimedia and partners' launched Microsoft's first ever, interactive, video-on-demand training course entitled "An Introduction to Windows Media Technologies". Microsoft, Compaq, Activate, and Navisite partners participated with Multimedia for the 30-day launch, and almost 15,000 copies of the training course were given away over the Internet. Microsoft emailed over 500,000 Microsoft certified professionals, notifying them of the launch, giving Multimedia excellent MicroVideo brand exposure. The launch was on time and on budget. Microsoft provides a permanent link to our training from http://www.microsoft.com/windowsmedia.
  - During June 2001, Multimedia negotiated its second video-on-demand training application with Microsoft. This was a co-sponsorship providing video-on-demand training for Microsoft's Pocket PC 2002.
  - In September, 2001, Microsoft approved MicroVideo
     Pocket PC 2002 shoot scripts, and Multimedia commenced video production.
  - In September, 2001, Multimedia negotiated with Handango Inc., along with the assistance of Microsoft for the provision of advertising and bandwidth to give away 10,000 copies of the first 2 segments (of 19) of the MicroVideo pocket personal computer training free over the Internet to coincide with the Pocket PC 2002 launch which occurred on October 4, 2001.
  - Multimedia participated at the Pocket PC 2002 global launch in San Francisco on October 4, 2001. The launch received substantial global press, as 150 journalists and reporters were invited to the invitation only launch. Steve Balmer, President of Microsoft provided the keynote address. Multimedia was included in the press package. Almost 100 pocket personal computer OEMs and vendors attended the launch, and Multimedia was introduced to many major players.
  - In the fourth quarter of 2001, Microsoft and Handago, Inc. advertised MicroVideo pocket personal computer training programs from http://microsoft.handango.com, with premier advertising spots at no cost to Multimedia.
  - MicroVideo Group has signed a non-disclosure agreement with the Hewlett-Packard Company ("HP") and is now in discussions with HP regarding bundling opportunities, promotional activities with international retailers and promotion of the sale of MicroVideo products from the HP website.

Objectives and Strategies

MicroVideo Group's objective is to sell MicroVideo training videos to every purchaser of a hand-held device using the Microsoft Pocket PC 2002 operating system. MicroVideo
Group's strategic plan includes the following ingredients:

       - Maintain close adjacency to Pocket PC displays in major office suppliers;

       - Gain access to additional manufacturers' websites for our Pocket PC 2002 Learning System and have it available for sale there;

       - Negotiate cooperative promotions with the manufacturers and the retailers; and

       - Negotiate "bundling" with equipment manufacturers; i.e. having MicroVideo product included as part of the package. Everyone buying that brand of Pocket PC automatically receives access to the MicroVideo Learning System.

MicroVideo also has broadband Internet training trials underway with two other partners: a major Cable TV and Internet Cable Modem provider, and a major University in Canada. Microsoft has shown interest in promoting these trials by means of press releases and website links.

With the success and publicity from such trials, MicroVideo wishes to roll out similar Microsoft product training offerings via video-on-demand over the other global broadband networks, first with its' English language versions, and then with localizations. The localizations will be created as funding exists with an eye to market demands and view to producing versions that maximize our profit potential.

MicroVideo also intends to focus on developing its reseller network of partners to promote the MicroVideo training products directly to corporate, educational and government institutions with VHS tape, CD-ROM, Local Area Network, as well as Internet deliverable products.

It is MicroVideo's strategy to provide the highest quality video-based training for the largest market place where training is required. Microsoft software skills. Once these titles are developed in English, MicroVideo plans on leveraging that investment, by converting those applications into localized versions in order to capitalize on the same market opportunities that exist in non-English speaking countries.

MicroVideo plans on continuously expanding its content library, and views licensing arrangements with third party content producers as alternative to producing all content in-house


Item 3.        Description of Property

MicroVideo Learning Systems, Inc. maintains office, programming and video production facilities at LM122 - 2303
4th Street, SW, Calgary Alberta.  The Company owns no Real
Estate.


Item 4.        Security Ownership of Certain Beneficial
Owners and Management

The following table sets forth, as of April 30, 2002,, the issued and outstanding shares of Common Stock of MicroVideo owned of record or beneficially by each Directors and Executive Officer and by each person who owned of record or was known to MicroVideo to own beneficially, more than 5% of the Company's shares of Common Stock Each person has sole voting and investment power with respect to the shares shown.

                                   Shares     Percentage of
     Name                          Owned      Shares Owned

Walter Schoustal                  3,396,900      23.88%

Lori Schoustal                    3,365,580      23.66%

Dinesh Dattani                      876,750       6.16%

Douglas Popovich                    324,723       2.28%

Gary Stahl                                0       0.00%

As of February 6, 2002, the directors and executive officers of MicroVideo beneficially own, directly or indirectly 7,796,953 MicroVideo Shares, representing 55.98% of issued and outstanding shares of Capital Stock of MicroVideo.


Item 5.        Directors, Executive Officers, Promoters and
Control Persons

The following table lists the names and addresses of all Directors and Executive Officers together with the position held and tenure.

Name and Address                 Age        Position Held

   Walter Schoustal               42        Director and President since
   31219 Township Road #251A                July, 1999
   Calgary, Alberta, Canada T3Z 1E5

   Dinesh Dattani                 51        Director, Vice-President Finance,
   803 Coach Bluff Road                     Chief Financial Officer and
   Calgary AB T3H 1A9                       Secretary since September 2001


   Douglas Popovich               42        Director since September 2001
   241 28th avenue, SW
   Calgary, AB T2T 1L1


   Gary Stahl                     44        Director since July 1999
   303 East 83rd Street
   New York, NY 10028


BIOGRAPHICAL INFORMATION
Walter B. Schoustal - President, Chief Executive Officer and
Director
Mr. Schoustal has been the President, Chief Executive Officer and Director of MicroVideo since its inception in June 1999.
In 1987, Mr. Schoustal founded Petrochemical Technical Design Services, a predecessor of Multimedia. As President of this company, Mr. Schoustal contracted his services to various engineering firms, including Tri Ocean Engineering, where, as Chief Piping Designer from 1989 to 1992, he developed an interactive Multimedia training tool to aid in the retrofit of Canada's first offshore oil drilling and production platform, the Rowan Gorilla III.
Mr. Schoustal earned a Piping Design Certificate from the Southern Alberta Institute of Technology in 1983. His work experience includes the position of Senior Piping Designer for Tri Ocean Engineering Ltd. (1989 to1992) where he used digital video applications as aids in designing and upgrading projects, including numerous gas plants and pipelines.
Mr. Schoustal has served on the Multimedia advisory board for the Southern Alberta Institute of Technology since 1998. He was a speaker at the Canadian Multimedia Conference in Edmonton in 1997, where he delivered a paper entitled Digital Video Compression Techniques.
In 2001, Walter's experience in digital video led to collaborative efforts with Microsoft Corp. of Redmond Washington. His collaborations included writing scripts and executive producing two video-on-demand training titles, "An Introduction to Windows Media Technologies" and "The MicroVideo Learning System for the Pocket PC 2002".
Dinesh Dattani - Director, Vice President, Finance and Chief Financial Officer and Secretary
Mr. Dattani is a director and executive officer of both MicroVideo and Multimedia. In his capacity as an executive officer, Mr. Dattani's responsibilities include finance, controllership, corporate, investor relations, advisory and other related functions for the group.
Mr. Dattani is a chartered accountant and was in public practice until 1978 when he joined Home Oil Company Limited ("Home Oil"), an upstream public oil and gas company with Canadian and international operations listed on the Toronto Stock Exchange. Mr. Dattani held the position of Treasurer at the time Home Oil was acquired by another company in September, 1995. Mr. Dattani provided financial consulting services for a six-month period. From March, 1996 until June, 1997 he served as Vice President, Finance of Sherritt International Corporation, a corporation listed on The Toronto Stock Exchange. Mr. Dattani served as Vice President Finance and Chief Financial Officer of Bow Valley Energy Ltd., an emerging oil and gas company, listed on the Toronto Stock Exchange, from July 1997 to September, 2000. Effective October 2000, Mr. Dattani served as the President and Chief Executive Officer of Double D Ventures Inc., a private corporation, which assists private and public corporations in the junior market with respect to corporate and financial advisory services.
Mr. Dattani co-founded Globex Resources Limited, a junior oil and gas company in Canada listed on the Canadian Venture Exchange and serves as a director and chairman of its Audit Committee. He also co-founded PanGlobel.com Inc., a capital pool company on the Canadian Venture Exchange and serves on its board as a director and officer.
Mr. Dattani serves on the board of directors of the United Way of Calgary and chairs its Finance and Audit Committee. Douglas Popovich - Director
Mr. Popovich has been a Director and Vice President of Advanced Business Communications, a company that specializes in the installation, maintenance and sales of communications systems, since December, 1994. His responsibilities include all aspects of managing and maintaining the telecommunications business of Advanced Business Communications.
Mr. Popovich holds a Communications Electrician Diploma obtained in 1984 from the Southern Alberta Institute of Technology.
Gary Stahl - Director
Mr. Stahl has been a counsel with the law firm of King, Pagano and Harrison, New York, New York since June 1998. His legal practice is in the area of protection of proprietary information, real estate and commercial litigation. Prior thereto, he was an independent legal consultant.
Mr. Stahl graduated from The John Hopkins University with a B.A. in 1978 and from the Fordham University School of Law in 1981. Mr. Stahl is a member of the New York Bar, the Unites States Court of Appeals for the second Circuit and the United States District Courts for the Southern and Eastern Districts of New York and the Northern District of Texas.
Other Key Personnel

Jeff Popovich - Manager, Marketing
Mr. Popovich joined Multimedia in 1994. His responsibilities include marketing and sales functions for the group.
Mr. Popovich has a marketing background, having served as a corporate account executive with the Calgary Cannons Baseball Club from 1992 to 1993. Mr. Popovich was Director of Marketing for A & A International Marketing in Calgary from 1990 to 1992. From 1985 to 1991 Mr. Popovich worked for National Chemical Co., becoming a director of marketing for its division called Bali Industries, based in the U.S. Virgin Islands.
Since 1996 to date, Mr. Popovich has been an advisory board member of Southern Alberta Institute of Technology with respect to Cinema, Television, Stage, Radio Programs and (Multimedia) New Media Programs.
Richard B. Ridley - General Manager
Mr. Ridley joined Multimedia in May 1999 to assist the Multimedia team in developing corporate procedures and training strategies, as well as to evaluate and update content material of MicroVideo products.
From 1996 to 1999, he worked in a variety of capacities including information systems management, market research, and corporate analysis for the Gelmon Group of Companies. Prior to this, Mr. Ridley worked in the oil industry for 10 years with the following companies: Amoco Canada Petroleum Co. Ltd. (1980 to 1986), PanArctic Oils Limited (1978 to
1980) and Geo Services SA (1977 to 1978).
Mr. Ridley obtained a B.Sc. in Geology from the University of Illinois in 1988 and a B.Ed. from the University of Calgary in1988.
David Tam - Lead Programmer
Mr. Tam joined Multimedia in 1999. He leads the development of graphic user interfaces for the MM Stream Authoring Tool, and program E-commerce applications.
Mr. Tam has been programming since 1995. From 1995 to 1996, he developed estimating systems for Trans Canada Pipelines Limited. In 1997 he commenced work in application support and development with Minerva Technology from 1998 to 1999 he worked with Sierra Systems Consultants Inc. where he worked in application management and programming.
Mr. Tam has extensive experience creating applications in all of the Windows environments, as well as UNIX and DOS.
He is well versed in both conventional and object-based code, and has experience dealing with both personal computers and mainframe. Mr. Tam earned a Diploma in Computer Technology from Southern Alberta Institute of Technology in 1996. He became Microsoft Certified on SQL Server 6.5 in 1998.
Greg M. Fawcett - Programmer and Graphic Artist
Mr. Fawcett has held various positions with Multimedia since 1996, including graphic artist, computer programmer, and systems operator. He also coordinates the help desk for all Multimedia products. Both his creative talents and practical know-how are essential assets to the operations of the enterprise.
Mr. Fawcett has been involved in graphic arts since 1986, working for various organizations including CFB Calgary (1985 to 1986) and the Southern Alberta Institute of Technology (1990 to 1992). During this time, he gained experience creating artwork using CorelDraw 3 and 4 and ThermoCadLink. In 1994, Mr. Fawcett received additional training in 2-D and 3-D graphics and animation and animating video and video editing. Prior to this, Mr. Fawcett served for five years with the Canadian military during 1981-1986. Joan Bogden- Lead Courseware Designer and On-camera Instructor
Ms. Bogden has been the on-camera instructor for MicroVideo (including the predecessor company that owned the brand prior to 1999) for over 11 years, and has been responsible for the creation and development of the MicroVideo product line. She received her B.A. in 1973 from Vassar College, and an M.A. in Clinical Psychology from Fordham University in 1975.
Ms. Bogden has been a professional actress for over 21 years, and has performed on network TV, as well as stage, with over 150 on-camera and thousands of voiceover spots to her credit. In New York, Ms. Bogden also teaches classes aimed at helping executives develop and refine computer skills.


Item 6.        Executive Compensation

No Executive Officer, Director or employee of the registrant earns in excess of $100,000 in salary and bonuses. The
Company has adopted a Stock Option Plan and has issued the following options:

The following table sets forth a schedule of options held by Directors and Executive Officers

     Walter Schoustal                               270,000

     Dinesh Dattani                                 159,000

     Douglas Popovich                               150,000

     Gary Stahl                                     150,000

These options are exercisable over varying periods to December 31, 2003. All of the options outstanding are fully vested.


Item 7.        Certain Relationships and Related Transactions

Lori Schoustal is the wife of Walter Schoustal. Several siblings and other family members of both Mr. and Mrs.
Schoustal are involved with the registrant as investors and/or salaried employees.



Item 8.        Description of Securities

The total number of shares of stock which MicroVideo has authority to issue is sixty million (60,000,000), of par value of one mill ($0.001) divided as follows:
     50 million (50,000,000) shares Non-Assessable Common Stock, Par Value $0.001; and
     10 million (10,000,000) shares of non-assessable Preferred Stock, Par Value $0.001.
All capital stock when issued shall be fully paid and non assessable. No holders of shares of capital stock shall be entitled as such to any pre-emptive or preferential rights to subscribe to any un-issued stock, or any other securities, which MicroVideo may now or hereafter be authorized to issue.
MicroVideo's capital stock may be issued and sold from time to time for such consideration as may be fixed by its board of directors, provided that the consideration so fixed is not less than par value.
The registrant's Board of Directors shall have the authority to establish series and terms of any issue(s) of Preferred Stock.
Holders of shares of stock of the registrant shall not possess cumulative voting rights at any shareholders' meeting called for the purpose of electing its board of directors or on other matters brought before shareholders' meetings.

PART II

Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Other Shareholder Matters

There is no public market for the shares of the registrant, although management intends to apply to have the Company's shares listed for quotation on the OTC Bulletin Board.

 The following is a detailed account of all options and convertible instruments outstanding:

 Exercise Price                   Number
                                  of Options

Exercisable at $0.0021 per share    408,000
Exercisable at $0.1385 per share  1,015,608
Exercisable at $0.2481 per share    554,850

As  of January 28, 2002, MicroVideo has Series A and Series  B
Debentures that are issued and outstanding, that is convertible if certain terms and conditions are met, as follows:

10% Series A convertible debentures, including accrued
interest, due June 2, 2002, convertible upon certain terms
and conditions into shares of Capital Stock at a conversion
rate of $0.05124 per share                                    $ 55,921
8% Series B convertible debentures, including accrued interest, due June 15, 2003, convertible upon certain terms and
conditions into shares of Common Stock at a conversion rate
of $0.1378122 per share                                        137,701
                                                              $176,881


Item 2.          Legal Proceedings

The registrant is not involved in any legal proceedings nor has any Executive Officer or Director aware of any pending litigation.


Item 3.   Changes and Disagreements with Accountants

None.


Item 4.   Recent Sales of Unregistered Securities

On January 28, 2002 the registrant issued one million (1,000,000) shares of its common stock at $0.25 per share for a total consideration of $250,000. All 49 purchasers were residents of the Province of Alberta, Canada and the share issue was in compliance with Alberta law. All investors were close friends, relatives or business acquaintances of the registrant's officers and directors and were purchased for investment only and with no view to redistribution. The registrant relied on the exemption available under Regulation S of the Securities Act of 1933. A complete list of all shareholders follows:

MICROVIDEO LEARNING SYSTEMS INC

LIST OF SHAREHOLDERS AND RELATED INFORMATION AS OF MAY 6, 2002

   Name of Shareholder
   First Name Last Name    Total      Original    Address
                                      Date of
                                      Issue
  FREE
  TRADING
  SHARES
           Advanced                   16-Mar-00   405, 206-7th Ave.SW
           Business        35,292                 Calgary, AB T2P-0W7
           Communications

Elaine     Ansley          300        29-Mar-00   40790 Dawnview Cr
                                                  Victoria, BC V8N-5J8
Grace      Ansley          10,500     29-Mar-00   9727 - 3rd Street SE
                                                  Calgary, AB T2J-0W9
Kim        Arcand          17,646     16-Mar-00   2071 Wild Flower Drive

Emily      Barr            14,115     17-Mar-00   Box 862 Cochrane,
                                                  AB T4C-1A9
Rob        Beerkens        17,646     16-Mar-00   2024-54th Ave. SW
                                                  Calgary, AB T3E-1L6
           BrenDale                   23-Mar-00   Box 56, Site 15, RR #9
           Productions     7,050                  Calgary, AB T2J-5G5
Shannon    Bristow         3,600     29-Mar-00   59  Lynx Lane NW
                                                  Calgary, AB T3Z-1B8
Deborah    Brown Ridley    55,857     29-Jan-00   208, 415-43rd Ave.West
                                                  Claresholm, AB T0L-0T0
Alice
Thomas     Campbell        36,000     17-Mar-00   3006-10 St SW
                                                  Calgary, AB T2T-3H5

Carolyn    Clunie          3,000      29-Mar-00   4125 Cabot Place
                                                  Victoria, BC V8N-4V9

Sidney
John       Coldwell        35,292     15-Mar-00   1933-5th Street SW
(Jack)                                            Calgary, AB T2S-2B2
Alexine    Cote            3,528      17-Mar-00   Box 2750
                                                  Banff, AB T0L-0C0

Louie      Donato          37,500     20-Mar-00   700 Ker St.
                                                  Oakville, ON L6K-3W5

           Epoch Design    434,295    14-Jan-00   230, 11A St. NW
                                                  Calgary, AB T2N-1X8

Jan        Erisman         35,292     16-Mar-00   3154 Springbank Heights Way
                                                  Calgary, AB T3Z-1C7

Greg       Fawcett         126,567    14-Jan-00   126-22 Glenway Place SW
                                                  Calgary, AB T3E-4T6

Marcel     Fengstad        83,286     17-Feb-00   19 Orchard Greeen
                                                  Red Deer, AB T4N-5B6

Terri      Fengstad        83,286     16-Mar-00   19 Orchard Greeen
                                                  Red Deer, AB T4N-5B6

Leighanne  Hebein          300        29-Mar-00   344 Sunvale Dr. SE
                                                  Calgary, AB T2X-2T3

Glen       Herman          178,275    01-Feb-00   10626-125th Street
                                                  Edmonton, AB T5N-1T6

Elizabeth  Hertz           300        29-Mar-00   10207 Maplecreek Dr.SE
                                                  Calgary, AB T2J-1T9

Tom        Jones           434,295    14-Jan-00   1460 Premier Way SW
                                                  Calgary, AB T2T-1M2

Sandra     Kalanchey       17,646     13-Mar-00  7743 Fleetwood Drive SE
                                                 Calgary, AB T2H-0X2

Jay        Lloyd           17,646     17-Mar-00  16, 1441-23 Ave. SW
                                                 Calgary, AB T2T-0T6

Eileen     Manning         7,056      13-Mar-00  317, 1840-160 Street
                                                 Surrey, BC V4A-4X4

Mickey     Michaux         17,646     17-Mar-00  5240 Stag Rd.
                                                 Victoria, BC V9E-1G7

Maria      Minto           29,436     17-Mar-00  Box 551
                                                 Athabassca, AB T9S-2A5

Pardeep    Pabila          35,292     17-Mar-00  3165 Oakview Rd.
                                                 Mississauga, ON L5N-7N8

Martin     Pilchner        14,115     29-Mar-00  88 Malvern Ave.
                                                 Toronto, ONE-3E5

Jeff       Popovich        843,750    14-Jan-00  2411-28th Ave. SW
                                                 Calgary, AB T2T-1O1

Jeff        Popovich       7,462      23-Feb-00  2411-28th Ave. SW
                                                 Calgary, AB T2T-1O1

Jeff        Popovich       43,500     29-Mar-00  2411-28th Ave. SW
                                                 Calgary, AB T2T-1O1

David       Powell         30,000     01-May-00  105-1815 Varsity
                                                 Estates Dr. NW
                                                 Calgary, AB T3B-3Y7

Mabel       Powell         30,000     11-May-00  105-1815 Varsity
                                                 Estates Dr. NW
                                                 Calgary, AB T3B-3Y7

Richard     Ridley         55,857     29-Jan-00  230-11A Street NW
                                                 Calgary, AB T2N-1X8

Rick        Schoustal      75,000     20-Mar-00  964 Crozier Court
                                                 Mississauga, ON L5H-2T3

Kelsey      Somner         17,646     17-Mar-00  4909-20th Street SW
                                                 Calgary, AB T2T-5A4

Sonia       Stronach       22,386     23-Mar-00  423, 1505-8th Ave. NW
                                                 Calgary, AB T2N-4N7

Michael     Swagar         3,000      29-Mar-00  40790 Dawnview Cr
                                                 Victoria, BC V8N-5J8
Philip      Swagar         1,500      29-Mar-00  40790 Dawnview Cr
                                                 Victoria, BC V8N-5J8

Michael     Tonak          17,646     17-Mar-00  2032 Chicoutimi Dr. NW
                                                 Calgary, AB T2L-0V7

                           2,939,806


Restricted
Shares

Doug        Popovich       7,462      23-Feb-00  2411-28th Ave. SW
                                                 Calgary, AB T2T-1O1

Doug        Popovich       324,723    29-Mar-00  2411-28th Ave. SW
                                                 Calgary, AB T2T-1O1
Dinesh      Dattani        468,750    31-Mar-00  803 Coach Bluff Cres SW
                                                 Calgary, AB T3H-1A9

Stewart D   Gossen         30,000     18-Sep-00  12424 Cannes Rd. SW
                                                 Calgary, AB T3B-3J8

            Jade                      01-Oct-00  44 Silverview Way NW
            Petroleum      60,000                Calgary, AB T3B-3J8
            Consulting
            Ltd.
Philip      Swagar         24,999     12-Oct-00  40790 Dawnview Cr
                                                 Victoria, BC V8N-5J8

Kelsey      Somner         24,999     12-Oct-00  4909-20th Street SW
                                                 Calgary, AB T2T-5A4

Joan        Bogden         87,498     12-Oct-00  1619 Third Ave. East #2J
                                                 New York, NY 10128

Douglas E   Deakin         30,000     12-Oct-00  27 Strathdale Close SW
                                                 Calgary, AB T3H-2K3

Greg        Fawcett        24,999     12-Oct-00  126-22 Glenway Place SW
                                                 Calgary, AB T3E-4T6

Geordie     Glazer         24,999     12-Oct-00  1820-14th Ave. NE #51
                                                 Calgary, AB T2E-1G6

Glen        Herman         24,999     12-Oct-00  10626-125th Street
                                                 Edmonton, AB T5N-1T6

Scott       Marchand       24,999     12-Oct-00  56 Coach Manor Rise SW
                                                 Calgary, AB T3H-1C4

Dick        Ridley         50,001     12-Oct-00  230-11A Street NW
                                                 Calgary,AB T2N 1X8

David       Tam            37,500     12-Oct-00  166 Country Hill Circle NW
                                                 Calgary, AB T3K-4W9

Dale        Vanden Berg    75,000     12-Oct-00  Box 56, Site 15, RR#9
                                                 Calgary, AB T2J-5G5

David       Zradicka       50,001     12-Oct-00  10E, 130-26 Ave. SW
                                                 Calgary, AB

Hari        Kapil          30,000     30-Oct-00  12936 Candle Cres.SW
                                                 Calgary, AB T2W-5R9

Vinod       Raja           15,000     01-Nov-00  157 Signature Point SW
                                                 Calgary, AB T3H-3B9

Lewis       Levin          15,000     01-Nov-00  157 Signature Point SW
                                                 Calgary, AB T3H-3B9

            723775         30,000     01-Nov- 00 1110 Sifton Blvd. SW
                                                 Calgary, AB T2T-2L1
Bhasin      Ashok          30,000     01-Nov-00  47 Edenwood Place NW
                                                 Calgary, AB T3A-3T8

            Athena                    01-Nov-00  1570 Rockland Ave
            Development    30,000                Victoria, BC V8S-1W5
            Corp
Roslyn      Cummings       30,000     01-Nov-00  2703 Oakmoor Dr.
                                                 Calgary, AB T2V-1R9

            Dattani Bros              01-Nov-00  84 Castle Brook Way NE
            Enterprises   30,000                 Calgary, AB T3G-3Z4
            Inc
Nelson      Halpern       30,000      01-Nov-00  1015, 915-5th Ave.SW
                                                 Calgary, AB T2P-0N7

            Kanta B Dave              01-Nov-00  216 Edgemount Bay NW
            Professional  60,000                 Calgary, AB T3A-2K4
            Corp.
David       Malarchuk     30,000      01-Nov-00  6444-70th Street NW
                                                 Calgary, AB
Darcy &     Rivest        30,000      01-Nov-00  Box 61 Kootney Bay,
Emile                                            BC V0B-1X0

Deepak      Ruparell      30,000      01-Nov-00  5430 Bimini Court
                                                 Mississauga, ON L5M-6G9

Suresh      Shah          30,000      01-Nov-00  344 Oakside Circle SW
                                                 Calgary, AB T2V-4K4

            Solutions                 01-Nov-00  25 Christine Estate Heath SW
            2000          30,000                 Calgary, AB T3H-2Z5

Bhaskar     Thankey       30,000      01-Nov-00  120 Christie Park Manor SW
                                                 Calgary, AB T3M-2T6

Rajnikant   Vyas          45,000      01-Nov-00  67 Sienna Heights Way SW
                                                 Calgary, AB T3H-3T6

Kelsey      Somner        6,795       15-Jan-01  4909-20th Street SW
                                                 Calgary, AB T2T-5A4

Jo          Ruelle        9,000       15-Jan-01  1207-20A Street NW
                                                 Calgary, AB

Tom         Jones         375,000     16-Apr-01  1460 Premier Way SW
                                                 Calgary, AB T2T-1M2

Dick        Ridley        375,000     16-Apr-01  230-11A Street NW
                                                 Calgary, AB T2N-1X8

Bhagani     Bipin         120,000     01-May-01  55 Elgood Ave.
                                                    Northwood Middlesex HA63QT

Kenneth J   Croft         30,000      01-May-01  #A 1001-500 Eau Claire Ave. SW
                                                 Calgary, AB T2P-3R8

Dinesh      Jasani        120,000     01-May-01  509 Holly Lake Rd.
                                                 Aiken, South Carolina 29803

Louis       Maisonneuve   15,000      01-May-01  57 West Mitford Cres.
                                                 Cochrane, AB T4C-1R6

David       Powell        15,000      01-May-01  105-1815 Varsity Estates
                                                 Dr. NW
                                                 Calgary, AB T3B-3Y7

            Villa Plus                01-May-01  1st Floor Drower House 16
            Limited       120,000                Adelaide St. Albans Herts,
                                                 UK AL3-5BH

           Epoch Design     13,500    15-Jan-02   230, 11A St. NW
                                                  Calgary, AB T2N-1X8

Jeff       Popovich         13,500    15-Jan-02   2411-28th Ave. SW
                                                  Calgary, AB T2T-1O1

Lori       Schoustal        13,500    15-Jan-02   251A312919 Township Rd.
                                                  Calgary, AB T3Z-1E5

Walter     Schoustal        13,500    15-Jan-02   251A312919 Township Rd.
                                                  Calgary, AB  T3Z-1E5

Harry      Angell           10,000    23-Jan- 02  #8,1036-12TH AVE. SW
                                                  CALGARY, AB T2R-0J6

Jerald A.  Baccari          12,000    23-Jan-02   301, 1324-11 AVE. SW
                                                  CALGARY, AB T3C-0M6

Darrel     Bond             8,000     23-Jan-02   AVE.NE #11, 2219-35TH
                                                  CALGARY, AB T2E-6W3

Sue        Boser            4,000     23-Jan-02   2189 RANDOSY ST.
                                                  KELOWNA, BC  V1Y-1S7

Chris      Breneol          8,000     23-Jan-02   462 MT SPARROW HAWK  PL. SE
                                                  CALGARY, AB  T2Z-2G9

Mike       Broome           20,000    23-Jan- 02  700,840-6TH AVE. SW
                                                  CALGARY, AB  T2P-3E5

Frank      Calder           4,000     23-Jan- 02  207 RIVERBIRCH RD. SE
                                                  CALGARY, AB   T2C-3N7

Garson     Chan             8,000     23-Jan-02   37 SUNDOWN CLOSE
                                                  CALGARY, AB  T2X-2X3

Gilbert A. Connelly         4,000     23-Jan-02   PO BOX 1566
                                                  BROOMFIELD, COLORADO 80038


           Crown First      40,000    23-Jan-02   #1 800 COLUMBIA ST.
           Contractors                            NEW WESTMINISTER, BC V3M-1B8
           Group Ltd.

Susan      Davis            25,200    23-Jan-02   1137-8TH ST. SE
                                                  CALGARY, AB T2G-2Z6

Valorie J. Donahoe          12,000    23-Jan 02   259 LK BONAVISTA DR. SE
                                                  CALGARY, AB T2J-3M6

Eldon      Edey             16,000    23-Jan-02   121 SPRING VIEW SW
                                                  CALGARY, AB  T3H-3S7

Michael J. Finner           10,000    23-Jan-02   610-2424-4TH ST. SW
                                                  CALGARY, AB T2S-2T4

Gregory J. Foss             12,000    23-Jan-02   6264 ELMWOOD AVE.
                                                  MIDDLETON, WI 53562

Jennifer   Foss             8,000     23-Jan-02   1210 S. GLENCOE ST.
                                                  DENVER, CO 80246

Tracey     Gagnon           18,400    23-Jan-02   104 CANTRELL PLACE  SW
                                                  CALGARY, AB  T2W-1X2

Albert     Good             4,000     23-Jan-02   2116-29TH AVE. SW
                                                  CALGARY, AB T2T-1N5

Mary       Gorko            8,000     23-Jan-02   228 ARBOUR CREST.DR. NW
                                                  CALGARY, AB T3G-4V3

David H.   Griffiths        20,000    23-Jan-02   2307 PIPER GLEN COURT
                                                  SUN CITY CENTRE FLORIDA
                                                  33573

Louise N.  Hobday           8,000     23-Jan-02   1284 DEER RIVER CLOSE SE
                                                  CALGARY, AB T2J-6Z1

Shelia D.  Hobday           4,000     23-Jan-02   1284 DEER RIVER CLOSE SE
                                                 CALGARY, AB T2J-6Z1

Carla      Ibgui-Brown      46,000    23-Jan-02   211 MOUNTAIN LION DR
                                                  BRAGG CREEK, AB T0L-0K0

Cyrus      Keshavarz        15,000    23-Jan-02   843 CANAVERAL CRES. SW
                                                  CALGARY, AB T2W-1N3

Bob        Koshman          16,000    23-Jan-02   3 FALCHURCH CRES.
                                                  CALGARY, AB  T3J-1J9

Agnieszka  Kosiorowski      8,000     23-Jan-02   14 MT. KIDD RD. SE
                                                  CALGARY, AB T2Z-2Z6

Kenneth T. Larsen           20,000    23-Jan-02   PO BOX 1250
                                                  BROWNING, MT 59417

Adele M.   Lough            60,000    23-Jan-02   515-48TH AVE. SW
                                                  CALGARY, AB T2S-1E4

Nancy J.   Matthews         10,000    23-Jan-02   4403 CHARLESWOOD  DRIVE NW
                                                  CALGARY, AB T2L-2E3

Randy      Matthews         20,000    23-Jan- 02  4403 CHARLESWOOD DR.NW
                                                       CALGARY, AB T2L-2E3

James      Moore            4,000     23-Jan-02   6,1339-14TH AVE. SW
                                                  CALGARY, AB T3C-0W3

Elzbieta   Mraovic          44,000    23-Jan-02   31 ANAHEIM CRES. NE
                                                  CALGARY, AB  T1Y-7B8

           Network          48,000    23-Jan-02   PO BOX 27103
           America                                LAS VEGAS, NEVADA 89126
           Consulting
           Inc.

Lukasz     Ogien/Speiwak    4,000     23-Jan-02   31 ANEHEIM CRES. NE
           /Peter                                 CALGARY, AB T1Y-7B8

Dawn       Pacina           129,000   23-Jan-02   372 SIGNATURE COURT SW
                                                  CALGARY, AB T3H-3H9

Johann     Perrin           8,000     23-Jan-02   3915-74TH ST. NW
                                                  CALGARY, AB T3B-2M5

Lisa/Dan   Pulliam-         40,000    23-Jan-02   3120-34TH AVE. SW
           Russell                                CALGARY, AB T3E-0Y9
           /Russell

Dave       Robinson         8,000     23-Jan-02   763 SHEEP RIVER  COURT
                                                  OKOTOKS  T0L-174

Dennis &   Alexandra        40,000    23-Jan-02   300-42 ST SW
Russell                                           CALGARY, AB T3E-3M6

Kyle       Schlosser        90,000    23-Jan-02   PO BOX 32006
                                                  CALGARY, AB  T2T-5X6

Randy      Scott            20,000    23-Jan-02   297 SANDALWOOD
                                                  CALGARY, AB T3K-4B3

Dan/Pat    Shannon          20,000    23-Jan-02   156 CANTREE PL. SW
                                                  CALGARY, AB  T2W-2K2

Sandi      Sillito          14,000    23-Jan-02   929 EASTER RD.
                                                  VICTORIA, BC  V8X-2Z9

Andrzes    Spiewak          18,400    23-Jan-02   108, 4610 HUBALTA  RD. SE
(Andrew)                                          CALGARY, AB T2B-2P3

Tanya      Stegmeier        4,000     23-Jan-02   302, 717-4A ST. NE
                                                  CALGARY, AB T2E-3W1

Steve      Vail             8,000     23-Jan-02   292 HAWLEWOOD BLVD. NW
                                                  CALGARY, AB T3G-2Y5

James      Whitney          12,000    23-Jan-02   14311 DEER RIDGE DR. SE
                                                  CALGARY, AB T2J-5V9

Darryl     Wilson           20,000    23-Jan-02   4724-41 AVE. SW
                                                  CALGARY, AB T3E-1H1

Shawn      Wise             10,000    23-Jan-02   40 MILLCREST PLACE SW
                                                  CALGARY, AB

Dinesh     Dattani          408,000   31-Jan-02   803 Coach Bluff Cres SW
                                                  Calgary, AB T3H-1A9

Lori       Schoustal        3,352,080 Founder     251A312919 Township Rd.
                                                  Calgary, AB T3Z-1E5

Lori       Schoustal        7,462     23-Feb-00   251A312919 Township Rd.
                                                  Calgary, AB T3Z-1E5

Walter     Schoustal        2,107,989 Founder     251A312919 Township Rd.
                                                 Calgary, AB T3Z-1E5

Walter     Schoustal        1,275,411 Founder     251A312919 Township Rd.
                                                  Calgary, AB T3Z-1E5







Item 5.   Indemnification of Directors and Officers

The Restated Articles of Incorporation of the registrant filed as Exhibit 1 provide that it must indemnify its directors and officers to the fullest extent permitted under Delaware law against all liabilities incurred by reason of the fact that the person is or was a director or officer of MicroVideo or a fiduciary of an employee benefit plan, or is or was serving at the request of the Company as a director or officer, or fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

The effect of these provisions is potentially to indemnify MicroVideo directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with MicroVideo. Pursuant to Delaware law, a corporation may indemnify a director, provided that such indemnity shall not apply on account of:

     (1) acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;
     (2)  unlawful distributions; or
     (3) any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

The Bylaws of MicroVideo filed as Exhibit 2, provide that it will indemnify its officers and directors for costs and expenses incurred in connection with the defence of actions, suits, or proceedings against them on account of their being or having been directors or officers, absent a finding of negligence or misconduct in office.

MicroVideo Bylaws also permit it to maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not MicroVideo has the power to indemnify such person against liability for any of those acts.

PART F/S

Financial Statements, prepared by management, for the period ending February 28, 2002 follow.








              MICROVIDEO LEARNING SYSTEMS INC.

              CONSOLIDATED FINANCIAL STATEMENTS

         FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002
                                  and Audited unconsolidated
statements as at August 31,2001

(PREPARED BY MANAGEMENT)






          MICROVIDEO LEARNING SYSTEMS INC.
            CONSOLIDATED BALANCE SHEETS
FEBRUARY 28, 2002 AND 2001(PREPARED BY MANAGEMENT)


                                                     2002       2001

Assets
Current assets
        Cash                                     $ 11,472  $   7,159
        Accounts receivable                        42,933     54,552
        Prepaid expenses                           58,890      5,568
                                                  113,295     67,279


Capital assets                                     56,992     80,507

Copyright content costs, client database and
software   development costs                      560,692    476,152

                                                 $730,979  $ 623,938

Liabilities
Current liabilities
     Accounts payable and accrued liabilities  $  286,649  $ 234,283
     Deferred revenue                                   -          -
     Current portion of obligations
     under capital leases                          20,605     20,079

                                                  307,254    254,362


Obligations under capital leases                    4,237     26,165
Long-term debt (note 5)                           193,622    171,458
Due to shareholders                               355,013    422,758

                                                  860,126    874,743


Shareholders' Deficiency
 Share capital (note 4)                           606,229    235,449
 Deficit                                         (735,376)  (486,254)

                                                 (129,147)  (250,805)

                                              $   730,979  $ 623,938

See accompanying notes






                     MICROVIDEO LEARNING SYSTEMS INC.
           CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
             SIX MONTHS ENDED FEBRUARY 28, 2002 AND 2001
                       (PREPARED BY MANAGEMENT)


                                                   2002        2001

Sales                                        $  140,169  $  121,014
Expenses
  General and administrative                     97,533     102,784
  Product costs                                  17,759      10,847
  Interest on long-term debt                     49,168      38,965
  Depreciation and amortization                 101,855      60,694

                                                266,315     213,290

Loss from operations                           (126,146)    (92,276)

Other income (loss)                                   -          78

Net loss                                       (126,146)    (92,198)

Deficit, beginning of period                   (609,230)   (394,056)
Deficit, end of period                       $ (735,376) $ (486,254)

See accompanying notes







              MICROVIDEO LEARNING SYSTEMS INC.
           CONSOLIDATED STATEMENT OF CASH FLOWS
        SIX MONTHS ENDED FEBRUARY 28, 2002 AND 2001
                 (PREPARED BY MANAGEMENT)



                                                   2002        2001

Operating activities
    Net loss                                   $(126,146)   $(92,198)
 Add (deduct) items not affecting cash                -
      Amortization                               101,855      60,694
      Interest capitalized to long-term debt      16,347       7,620
      Accrued interest on long-term debt           1,411           -
      Accrued interest on loans from shareholders 22,492      26,498
                                                  15,959       2,614

Changes in non-cash working capital             (113,864)    (17,300)

                                                 (97,905)    (14,686)

Financing activities
   Issuance of share capital,
   net of issue costs                            260,668     162,429
   Repayment of obligations under capital lease  (11,410)    (10,708)
   Advances from long-term debt                        -      (7,222)
   Advances from shareholders                    (43,650)     33,993
                                                 205,608     178,492
Investing activities
  Acquisition of capital assets                   (1,075)     (5,158)
  Software development cost payments            (104,414)   (169,932)
                                                (105,489)   (175,090)

Cash inflow (outflow)                              2,214     (11,285)

Cash, beginning of period                          9,258      18,444
Cash, end of period                             $ 11,472  $    7,159



See accompanying notes



MICROVIDEO LEARNING SYSTEMS INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2002 AND 2001

(Prepared by Management)

(All dollar amounts are stated in U S dollars unless otherwise indicated)

Note 1 - Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with US Securities and Exchange Commission ("SEC") requirements for interim financial statements. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements; however, a number of footnotes have been added to enhance the understanding of consolidated financial statements.

The results of operations for the six months ended February 28, 2002 and 2001 shown in this report are not necessarily indicative of the results to be expected for the full year. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair presentation of such operations. All such adjustments are of a normal recurring nature.

Note 2 - Nature of Operations

   MicroVideo Learning Systems, Inc. ("MicroVideo" or the
      "Corporation") was incorporated under the General
  Corporation Law of the State of Delaware on June 4, 1999.
   Until January 28, 2002, the Corporation was principally
    engaged in marketing and selling multimedia learning
     products created by its parent company, Multimedia
      Solutions, Inc. in the United States of America.

Between January 19, 2002 and January 28, 2002, MicroVideo acquired all of the issued and outstanding common shares of its then parent company, Multimedia Solutions Inc. as follows:

On January  19, 2002, MicroVideo issued 2,121,489 shares  of
     Common Stock to Walter Schoustal., a cofounder and principal shareholder of Multimedia Solutions Inc., in exchange for 707,163 Class A Voting Common shares of Multimedia Solutions Inc.

On January 28, 2002, MicroVideo issued 10,696,983 shares  of
     Common Stock to shareholders of Multimedia Solutions Inc in exchange for 2,922,524 Class A Voting Common Shares and 1,350,300 Class C Voting Common Shares of Multimedia Solutions Inc.

As a result of the completion of corporate transactions discussed in (a) and (b) above, effective January 28, 2002, Multimedia Solutions Inc. has become a wholly owned subsidiary of MicroVideo.

The acquisition has been accounted for using the "pooling of interest" method of accounting and the results of operations are included in the consolidated financial statements from the date of incorporation of Multimedia Solutions Inc on August 24. 1989.


MICROVIDEO LEARNING SYSTEMS INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2002 AND 2001

(Prepared by Management)

(All dollar amounts are stated in U S dollars unless otherwise indicated)

The Corporation's consolidated financial statements are prepared using generally accepted accounting principles in the United States as a going concern which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Corporation has incurred operating losses, has deficits and working capital deficiency. Its continued existence depends upon the continued financial support from shareholders and lenders, its ability to raise additional equity and achieve profitable operations.

Failure to achieve a favorable financial position as described above may result in financial difficulties that would make the use of the going concern invalid. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Note 3 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Corporation includes the accounts of the Corporation and its wholly owned subsidiary, Multimedia Solutions Inc.

Method of Accounting

The Company uses on an accrual basis of accounting for preparation of its consolidated financial statements.

Capital Assets

Capital assets are recorded at cost. Amortization is provided for at the following annual rates and methods:

   Automobile                       20%  declining balance
   Computer  and  video equipment   30%  declining balance
   Computer  and  video equipment
   under capital lease              30%  declining balance
   Office  equipment                20%  declining balance
   Software                         2 year straight-line
   Leasehold improvements           3 year straight-line

Copyrighted content costs and client database

The copyrighted content costs and client database are amortized on a straight-line basis over four years. Related business activities and economic opportunities are reviewed periodically to determine whether any permanent impairment of the un-amortized balance has occurred.


MICROVIDEO LEARNING SYSTEMS INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2002 AND 2001

(Prepared by Management)

(All dollar amounts are stated in U S dollars unless otherwise indicated)

Software research and development costs

Software development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. Development costs will be amortized upon the commencement of sales over the expected life of the related software program. Costs will be subject to periodic review to determine whether any permanent impairment of the unamortized balance exists.

Software development costs currently subject to amortization are being amortized on a straight-line basis over a period of three years.


Foreign currency translation

Foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items and at the transaction date for non-monetary items. Revenues and expenses are translated at average exchange rates for the year. Gains or losses on translation are expensed in the year in which they are incurred.

Income taxes

Income taxes are provided for using the
liability method of accounting. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. A valuation allowance is provided where deferred tax assets are not expected to be recovered in the foreseeable future. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.
Stock-based compensation plan

                         The Corporation has a stock-based
compensation plan in the form of a stock option plan. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees or consultants. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings or deficit.
Measurement uncertainty

The carrying values of certain capitalized costs are based upon estimates. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.









MICROVIDEO LEARNING SYSTEMS INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2002 AND 2001

(Prepared by Management)

 (All dollar amounts are stated in U S dollars unless otherwise indicated)

Use of Estimates

The preparation of the Corporation's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Corporation considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. There are no cash equivalents as of February 28, 2002 and February 28, 2001.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock.

Financial Instruments

The fair value of the accounts receivable, accounts payable and accrued liabilities, and long-term debt approximate their carrying values because of their short-term maturity.

Revenue Recognition

Revenue from sales is recognized in the period when the service is provided or when the product has been delivered.

Note 4 - Stockholders' Equity

Authorized

Under the Certificate of Incorporation dated June 4, 1999, the corporation is authorized to issue twenty thousand
(20,000) common shares of capital stock having no Par Value.

Effective October 9, 2001 under the Restated Articles of Incorporation, the Company is authorized to issued sixty million (60,000,000) shares of stock with a par value of $0.001 per share. The stock is divided into two (2) classes comprised of fifty million (50,000,000) shares of common shares and ten million (10,000,000) shares of preferred shares.

MICROVIDEO LEARNING SYSTEMS INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2002 AND 2001

(Prepared by Management)

(All dollar amounts are stated in U S dollars unless otherwise indicated).


Issued

                         Six Months Ended February 28,
                                   2002                   2001

                           Number of              Number
                           Shares      Value      of Shares     Value

Balance at beginning
of period                  1,000       $10          1,000        $10
Issued for cash            1,000,000   250,000
Issued on acquisition of
all of the shares of
Multimedia Solutions
Inc  (note  1)             12,818,472  355,372
Issued on exercise of
options                       408,000      857
Cancellation of shares         (1,000)     (10)

Balance at end of period   14,226,472 $606,229      1,000        $10


Stock options

The Corporation has established an incentive stock option plan to allow directors, officers, and key employees of the Corporation and consultants retained by the Corporation to purchase shares of Common Stock. Options under the plan shall have a term not exceeding five years and the maximum options issuable under the plan is 20% of the outstanding shares of Common Stock. Vesting provisions and exercise prices are set at the time of issue by the board of directors of the Corporation.

Set out below is a summary of stock options outstanding, granted, exercised, and cancelled during the period September 1, 2001 to January 28, 2002 (the date Multimedia Solutions Inc became a wholly owned subsidiary of MicroVideo Learning Systems Inc.) by Multimedia Solutions Inc.:

                        Period from September 1,
                        2001 to January 28, 2002   Six months ended
                                                   February 28, 2001

                         Number of   Weighted                   Weighted
                         Options     Average        Number of   Average
                                     Exercise       Options     Exercise
                                     Price                      Price

Beginning of period       580,676     $0.27          66,890      $0.46
Granted                   184,950      0.74         784,734       0.20
Exercised                 (23,265)     0.42        (149,998)      0.01
Cancelled                 (82,875)     0.20
End of period converted
into MicroVideo options   659,486      0.53         701,626       0.33



MICROVIDEO LEARNING SYSTEMS INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2002 AND 2001

(Prepared by Management)

(All dollar amounts are stated in U S dollars unless otherwise indicated).

Effective January 28, 2002, Multimedia Solutions Inc cancelled all of its outstanding options and MicroVideo issued options to purchase shares of Common Stock of
MicroVideo to directors, officers, and employees of MicroVideo on similar terms, having regard to the three for one conversion ratio utilized for the acquisition of shares of Multimedia Solutions Inc and the exchange rate in effect on that date. These options aggregated 1,978,458 options on that date. On January 31, 2002, a director and officer exercised 408,000 options to purchase shares of common stock at an exercise price of $0.0021 per share. As of February 28, 2002, MicroVideo has the following options outstanding:


              Exercise Price            Number of Options
   Exercisable at $0.1385 per
   share expiring October 11, 2002      1,015,608
   Exercisable at $0.2481 per share
   expiring December 31, 2003             554,850

   Total                                1,570,458



Note 5 - Long Term Debt

As of February 28,, 2002, MicroVideo has Series A and Series
B Debentures that are issued and outstanding, that is convertible if certain terms and conditions are met, as follows:

10%  Series  A  convertible  debentures,  including  accrued interest  to January 28, 2002, due June 2, 2002, convertible upon  certain  terms and conditions into shares  of  Capital
Stock  at a conversion rate of $0.05124 per share                  $55,921

8% Series  B convertible debentures, including accrued interest to  January  28,  2002, due June 15, 2003, convertible  upon certain terms and conditions into shares of Common Stock  at
a conversion rate of $0.1378122 per share                          137,701

Total                                                             $176,881

These debentures were assumed by MicroVideo, pursuant to a Debenture Assignment Agreement between Multimedia, MicroVideo and each of the debenture holders. The consideration for the assignment was promissory notes issued by Multimedia to MicroVideo for an aggregate amount of $193,622.


MICROVIDEO LEARNING SYSTEMS INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2002 AND 2001

(Prepared by Management)

(All dollar amounts are stated in U S dollars unless otherwise indicated)

Presently, the terms and conditions for conversion of both the Series A and Series B Debentures have not been met. The Debentures are secured by a general security agreement and assignment of book debts of Multimedia. The Debentures provide that if MicroVideo completes an initial public offering of its shares of Common Stock or completes a reverse takeover arrangement or merger with or other acquisition of a corporation whose securities are publicly traded, the principal amount plus accrued interest therein will be convertible, from the date of the going public transaction and for 120 days thereafter, in whole and not in part at the option of the holder. If a holder has not exercised the conversion right within the specified exercise period, the Company will have the option at any time following the exercise period, to and including maturity of the Debentures, to declare that all, but not less than all, holders of outstanding Debentures will be deemed to have duly exercised the conversion right at the conversion rate.
Note 6 - Income taxes

    The financial statements do not reflect potential tax reductions available through the application of losses carried forward against future years' earnings otherwise subject to income taxes. These losses expire as follows:

                   MicoVideo                Multimedia

     Year          Amount   Year of                  Year of
     Incurred               Expiry        Amount     Expiry


     1995                                 $46,054
     1998                                  46,451
     1999         $13,813   2019           28,257    2019
     2000          96,124   2020          285,071    2020
     2001          36,722   2021          392,266    2021
     2002          45,609   2021          105,533    2021
                 $192,268
     Total                             $1,103,632



              MICROVIDEO LEARNING SYSTEMS, INC.

                AUDITED FINANCIAL STATEMENTS

               AS AT AUGUST 31, 2001 AND 2000
              MICROVIDEO LEARNING SYSTEMS, INC.

                INDEX TO FINANCIAL STATEMENTS


                      TABLE OF CONTENTS



ITEM                                                       PAGE

Report of Certified Public Accountant.....................    1


Balance Sheets as at August 31, 2001, 2000 and 1999.......    2


Statement of Operations for the years ended August 31,
2001 and 2000 ............................................    3


Statement of Cash Flows for the years ended August 31,
2001 and 2000 ............................................    4


Statement of Stockholders' Equity (Deficit) for the
period June 4,1999 (Inception)Through August 31, 2001.....    5


Notes to Financial Statements.............................    6


                   Janet Loss, C.P.A., P.C.
                 Certified Public Accountant
               1780 South Bellaire, Suite 500
                   Denver, Colorado 80210
                       (303) 782-0878


                INDEPENDENT AUDITOR'S REPORT

Board of Directors
MicroVideo Learning Systems, Inc.
208 East 51st Street, Suite 273
New York, NY 10022-6500

I have audited the accompanying Balance Sheets of MicroVideo Learning Systems, Inc. (A Development Stage Enterprise) as of August 31, 2001, 2000 and 1999 and the Statements of Operations, Stockholders' Equity, and Cash Flows for the years ended August 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

My examination was made in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MicroVideo Learning Systems, Inc. (a development stage enterprise) as of August 31, 2001, 2000 and 1999, and the results of its operations and changes in its cash flows for the years ended August 31, 2001 and 2000, in conformity with generally accepted accounting principles.


 Janet Loss, C.P.A., P.C.
February 1, 2002




                MICROVIDEO LEARNING SYSTEMS, INC.
                        BALANCE SHEETS
              AS AT AUGUST 31, 2001, 2000 AND 1999



                                      2001      2000      1999
                           ASSETS

CURRENT ASSETS
     CASH                          $ 4,931    $2,735    $1,739
     ACCOUNTS RECEIVABLE            18,697    16,689   141,920

TOTAL CURRENT ASSETS                23,628    19,424   143,659

TOTAL ASSETS                        23,628    19,424   143,659

LIABILITIES AND STOCKHOLDER DEFICIT

CURRENT LIABILITIES
     ACCOUNTS PAYABLE
     AND ACCRUED LIABILITIES           947       739       146

TOTAL CURRENT LIABILITIES              947       739       146

LONG TERM LIABILITIES
     DUE TO PARENT COMPANY         169,330   128,612   157,316

TOTAL LONG TERM LIABILITIES        169,330   128,612   157,316

STOCKHOLDER EQUITY
     COMMON STOCK - 20,000 SHARES
     AUTHORIZED, NO PAR VALUE, 1000
     SHARES ISSUED AND OUTSTANDING      10        10        10

ACCUMMULATED DEFICIT             ( 146,659) (109,937)  (13,813)

STOCKHOLDER DEFICIT              ( 146,649) (109,927)  (13,803)

TOTAL LIABILITIES AND
STOCKHOLDER DEFICIT              $  23,628  $ 19,424  $143,659


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                    FINANCIAL STATEMENTS
              MICROVIDEO LEARNING SYSTEMS, INC.

            STATEMENTS OF OPERATIONS AND DEFICIT
        FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000

                                          2001
                                          2000

SALES
$ 158, 914      $   79,435

EXPENSES
  GENERAL AND ADMINISTRATIVE
117,700         118,885
  PRODUCT COSTS                                     77,936
56,674

TOTAL EXPENSES                                    195,636
175,559

NET LOSS FOR THE YEAR                             (36,722)
(96,124)


NET LOSS PER SHARE
$  (36.72)       $  (96.12)

WEIGHTED AVERAGE OF SHARES OUTSTANDING        1,000
1,000



















THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL
                         STATEMENTS
              MICROVIDEO LEARNING SYSTEMS, INC.

                  STATEMENTS OF CASH FLOWS
        FOR THE YEARS ENDED AUGUST 31, 2001 and 2000

                                               2001          2000

CASH FLOWS FROM (TO) OPERATING ACTIVITIES
          NET LOSS FOR THE YEAR            $  (36,722)     $ (96,124)
       NET CHANGES IN NON-WORKING CAPITAL ITEMS
       NET (INCREASE) DECREASE
       IN ACCOUNTS RECEIVABLE                  (2,008)       125,231
NET INCREASE IN ACCOUNTS PAYABLE                  208            593

TOTAL CASH FLOWS FROM (TO)
           OPERATING ACTIVITIES               (38,523)       (29,700)

CASH FLOWS FROM (TO) FINANCING ACTIVITES
ADVANCES (REPAYMENT)
FROM (TO) PARENT COMPANY                       40,718        (28,704)

            TOTAL CASH FLOWS FROM (TO)
            FINANCING ACTIVITIES               40,718        (28,704)

NET INCREASE IN CASH                            2,196            996

            CASH BEGINNING OF THE YEAR          2,735          1,739

CASH END OF YEAR                           $    4,931       $  2,735









THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL
STATEMENTS
              MICROVIDEO LEARNING SYSTEMS, INC.

               STATEMENT OF STOCKHOLDER EQUITY
                    AS AT AUGUST 31, 2001


                       COMMON     COMMON STOCK
                       STOCK      AMOUNT        DEFICIT     STOCKHOLDER
                       NUMBER OF                            EQUITY
                       SHARES

COMMON STOCK
ISSUED JUNE 4, 1999
FOR CASH               1,000      $10           $ 0          $10

NET (LOSS) FOR THE
PERIOD JUNE 4, 1999
(INCEPTION) TO
AUGUST 31, 2000        0          0             (109,937)    (109,937)
______________________________________________________________
BALANCES,AUGUST
31, 2000               1,000      $10           (109,937)    (109,927)

NET (LOSS) FOR THE
YEAR ENDED AUGUST
31, 2001               0          0              (36,722)     (36,722)
______________________________________________________________
BALANCES, AUGUST
31, 2001               1,000      10            (146,659)     (146, 649)


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL  STATEMENTS


              MICROVIDEO LEARNING SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS AS AT AUGUST 31, 2001


Note 1 - History

MicroVideo Learning Systems, Inc. was incorporated under the General Corporation Law of the State of Delaware on June 4, 1999. The Corporation is principally engaged in marketing and selling multimedia learning products created by its parent company, Multimedia Solutions, Inc. in the United States of America.

Note 2 - Significant Accounting Policies

Method of Accounting

The Company is on an accrual basis of accounting for financial statements and income tax purposes.

Use of Estimates

The preparation of the Corporation's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Corporation considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. There are no cash equivalents as of August 31, 2001 and August 31, 2000.

Income Taxes

Income taxes are provided for using the liability method of accounting. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. A Valuation allowance is provided where deferred tax assets are not expected to be recovered in the foreseeable future. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. As of August 31, 2001 and August 31, 2000, the Corporation had no dilutive common stock equivalents such as stock options that are outstanding.

Foreign Currency Translation

Foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items and at the transaction date for non-monetary items. Revenues and expenses are translated at average exchange rates for the year. Gains or losses on translation are expensed in the year in which they are incurred.

Financial Instruments

The fair value of the accounts receivable, accounts payable and accrued liabilities, and non-interest bearing amounts due to the parent company, long-term debt approximate their carrying values because of their short-term maturity.

Revenue Recognition

Revenue from sales is recognized in the period when the service is provided or when the product has been delivered.

Note 3 - Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Corporation as a going concern. The Corporation has incurred operating losses for the past two years that have been funded by the Corporation's parent company. The parent company of the Corporation intends to continue to support the Corporation's ongoing operations and assist the Corporation achieve profitable operations.

Note 3 - Due to Parent Company

Amounts due to parent company are non-interest bearing and repayable on demand; however, the parent company has indicated that repayment will not be requested within the next fiscal year. Consequently, the amount has been classified as a non-current liability.

Note 4 - Stockholders' Equity

Under the Certificate of Incorporation dated June 4, 1999, the corporation was authorized to issue twenty thousand
(20,000) common shares of capital stock having no Par Value.

Effective October 9, 2001 under the Restated Articles of Incorporation, the Company is authorized to issued sixty million (60,000,000) shares of stock with a par value of $0.001 per share. The stock is divided into two (2) classes comprised of fifty million (50,000,000) shares of common and ten million (10,000,000) shares of preferred.

As at August 31, 2001 and 2000, the Company had one thousand common shares of stock outstanding for a cash consideration of ten dollars ($10.00).

Note 5 - Related Party Transactions

The Corporation is principally engaged in marketing and selling multimedia learning products created by its parent company, Multimedia Solutions, Inc. in the United States of America. During the year ended August 31, 2001, the Corporation acquired learning products from its parent company at a cost to it of $77,936 (year ended August 31, 2000 - $54,825). The pricing for such products is based upon similar arrangements made by the parent company with other resellers of its products on an arms length basis.

The Corporation does not have any employees. Its parent company provides certain selling, general and administrative services to the Corporation at its cost plus a reasonable margin. In addition, the Corporation also receives office and other support services from its parent company at cost plus a reasonable margin. Charges by the parent company to the Corporation amounted to $111,716 for the year ended August 31, 2001 (year ended August 31, 2000 - $99,627).

Note 6 - Income taxes

The financial statements do not reflect potential tax reductions available through the application of losses carried forward against future years' earnings otherwise subject to income taxes. These losses expire as follows:

                      Year Incurred   Amount    Year of Expiry
                      1999           $13,813    2019
                      2000            96,124    2020
                      2001            36,722    2021
                                    $146,659

The net deferred tax assets due to loss carry-forwards are as follows:

                                               2001       2000
Deferred tax asset                          $49,864      $37,379
Valuation allowance                          49,864       37,379

                                             $___ 0       $____0

Note 7 - Subsequent Events


On January  19, 2002, MicroVideo issued 2,121,489 shares  of
     Common Stock to Walter Schoustal., a cofounder and principal shareholder of Multimedia Solutions Inc., in exchange for 707,163 Class A Voting Common shares of Multimedia Solutions Inc.

On January  23, 2002, MicroVideo issued 1,000,000 shares  of
     Common   Stock  to  investors  in  exchange  for   cash
     consideration of $250,000 or at $0.25 per share of Common Stock.

On January 28, 2002, MicroVideo issued 10,696,983 shares  of
     Common Stock to shareholders of Multimedia Solutions Inc in exchange for 2,922,524 Class A Voting Common Shares and 1,350,300 Class C Voting Common Shares of Multimedia Solutions Inc.
As a result  of  the  completion of  corporate  transactions discussed in (a) to (c) above, effective January 28, 2002, Multimedia Solutions Inc. has become a wholly owned subsidiary of MicroVideo.
Effective   January  28,  2002,  Multimedia  Solutions   Inc
     cancelled all of its outstanding options and MicroVideo issued options to purchase shares of Common Stock of MicroVideo to directors, officers, and employees of MicroVideo on similar terms, having regard to the three for one conversion ratio utilized for the acquisition of shares of Multimedia Solutions Inc and the exchange rate in effect on that date. As of January 28, 2002, MicroVideo has the following options outstanding:


                    Exercise Price    Number
                                      of Options

Exercisable at $0.0021 per share      408,000
Exercisable at $0.1385 per share    1,015,608
Exercisable at $0.2481 per share      554,850

As of January 28, 2002, MicroVideo has Series A and Series  B
     Debentures that are issued and outstanding, that is convertible if certain terms and conditions are met, as follows:

10%  Series  A  convertible  debentures,  including  accrued interest,  due June 2, 2002, convertible upon certain  terms and  conditions into shares of Capital Stock at a conversion
rate  of $0.05124 per share                                     $ 55,921

8% Series B convertible debentures, including accrued interest, due June  15,  2003, convertible upon certain terms and
conditions into shares of Common  Stock at a conversion rate
of $0.1378122  per  share                                        137,701

                                                                $176,881


These debentures were assumed by MicroVideo, pursuant to a Debenture Assignment Agreement between Multimedia,
MicroVideo and each of the debenture holders. The consideration for the assignment was promissory notes issued by Multimedia to MicroVideo for an aggregate amount of $193,622.

Presently, the terms and conditions for conversion of both the Series A and Series B Debentures have not been met. The Debentures are secured by a general security agreement and assignment of book debts of Multimedia. The Debentures provide that if MicroVideo completes an initial public offering of its shares of Common Stock or completes a reverse takeover arrangement or merger with or other acquisition of a corporation whose securities are publicly traded, the principal amount plus accrued interest therein will be convertible, from the date of the going public transaction and for 120 days thereafter, in whole and not in part at the option of the holder. If a holder has not exercised the conversion right within the specified exercise period, the Company will have the option at any time following the exercise period, to and including maturity of the Debentures, to declare that all, but not less than all, holders of outstanding Debentures will be deemed to have duly exercised the conversion right at the conversion rate.






                 Multimedia Solutions, Inc.
              Consolidated Financial Statements
                  August 31, 2001 and 2000























Auditors' Report



To the Shareholders
Multimedia Solutions, Inc.


We have audited the consolidated balance sheets of Multimedia Solutions, Inc. as at August 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at August 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.




COLLINS BARROW
CHARTERED ACCOUNTANTS
Collins Barrow Calgary LLP
1400 First Alberta Place
777 - 8th Avenue S.W.
Calgary, Alberta, Canada
T2P 3R5

T.  (403) 298-1500
F.  (403) 298-5814


Calgary, Alberta
January 5, 2002





Multimedia Solutions, Inc.
(Incorporated under the  laws  of Alberta)

Consolidated Balance Sheets
August 31, 2001 and 2000


                                                  2001      2000
Assets
  Current assets
    Cash                                     $  14,357    $ 27,154
    Accounts receivable                         50,094      52,795
    Prepaid expenses                            11,038       8,198
                                                75,489      88,147

Capital assets (note  4)                        97,336     118,216
Copyrighted content costs, client  database
and  software  development costs (note  5)     820,426     519,858

                                              $993,251    $726,221


Liabilities
  Current liabilities
   Accounts payable and accrued liabilities   $425,649    $277,923
   Deferred revenue                             61,500           -
   Current portion of obligations
   under capital lease                          29,297      26,665
   Current portion of Long-term debt            85,750           -
                                               602,196     304,588
Obligations under capital lease  (note  6)      26,922      46,605

Long-term debt (note 7)                        189,168     251,834
Due to shareholders (note  8)                  618,247     598,197

                                             1,436,533   1,201,224

Shareholders' Deficiency
Share capital (note 9)                         525,967     109,437
Deficit                                       (969,249)   (584,440)
                                              (443,282)   (475,003)

                                        $      993,251  $  726,221

Approved by the Board

"Walter B. Schoustal", Director
"Dinesh Dattani", Director


Multimedia Solutions, Inc.
Consolidated Statements  of  Loss
and  Deficit Years Ended August 31, 2001 and 2000

                                                  2001           2000

Sales                                       $  409,655     $  317,842
Expenses
    General and administrative                 422,652        494,136
    Product costs                               48,032         61,512
    Interest on long-term debt                 114,709         59,350
    Amortization                               209,231         47,706
                                               794,624        662,704
Loss  from operations                         (384,969)      (344,862)
 Other income                                      160          6,617
 Net  loss                                    (384,809)      (338,245)
 Deficit, beginning  of year                  (584,440)      (229,738)
                                              (969,249)      (567,983)

 Capital dividend                                    -         16,457
Deficit, end of year                      $   (969,249)  $   (584,440)





Multimedia Solutions, Inc.
Consolidated Statements of Cash Flows
Years Ended August 31, 2001 and 2000


                                                  2001            2000
 Operating activities
   Net loss                                    $ (384,809)     $ (338,245)
   Add (deduct) items not affecting cash
     Amortization                                 209,231          47,706
     Gain on disposal of investments
     included  in other income                          -          (6,527)
     Interest capitalized to long-term debt        23,084          24,485
     Interest capitalized to shareholders' loans   63,543           6,433

                                                  (88,951)       (266,148)

 Changes in non-cash working capital               54,205         305,020
                                                  (34,746)         38,872

Financing activities
  Issuance of share capital, net of issue costs   416,530          24,000
  Repayment of obligations under capital lease    (28,025)        (12,841)
  Advances from shareholders                       26,483         355,717
  Changes in non-cash working capital               8,425               -

                                                  423,413         366,876
          PART III

Item 1.   Index to Exhibits

Item 2.   Description of Exhibits

          Exhibit 1.     Restated Articles of Incorporation Signatures

In accordance with Section 12 of the Securities and Exchange
          Act of 1934, the registrant caused this
          registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


MICROVIDEO LEARNING SYSTEMS, INC.
               (registrant)

Date: April 26, 2002

By:  S/S Walter Schoustal
              Walter Schoustal, President
                          EXHIBIT 1


                  RESTATED CERTIFICATE AND
                  ARTICLES OF INCORPORATION

             RESTATED CERTIFICATE OF INCORPORATION

                              OF

              MicroVideo Learning Systems, Inc.

It is hereby certified that:

      1. The present name of the corporation (hereinafter called the "corporation") is MicroVideo Learning Systems, Inc., which is the name under which the corporation was originally incorporated; and the date of filing the original certificate of incorporation of the corporation with the Secretary of State of the State of Delaware is June 4, 1999.

     2. The certificate of incorporation of the corporation is hereby amended by striking out Article 4 thereof and by substituting in lieu thereof new Article 4 which is set forth in the Restated Certificate of Incorporation hereinafter provided for.

      3. The provisions of the certificate of incorporation of the corporation as heretofore amended and/or supplemented, and as herein amended, are hereby restated and integrated into the single instrument which is hereinafter set forth, and which is entitled Restated Certificate of Incorporation of MicroVideo Learning Systems, Inc. without any further amendment other than the amendment herein certified and without any discrepancy between the provisions of the certificate of incorporation as heretofore amended and supplemented and the provisions of the said single instrument hereinafter set forth.

      4. The amendment and the restatement of the restated certificate of incorporation herein certified have been duly adopted by the stockholders in accordance with the provisions of Section 242 and of Section 245 of the General Corporation Law of the State of Delaware.

       The effective time of the restated certificate of incorporation and of the amendment therein certified shall be October 9, 2001.

       6.     The  certificate  of  incorporation   of   the
corporation,  as amended and restated herein, shall  at  the
effective    time   of   this   restated   Certificate    of
Incorporation, read as follows:





            "RESTATED CERTIFICATE OF INCORPORATION
                              of
               MicroVideo Learning Systems, Inc.


      The undersigned, a natural person, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "General Corporation Law of the State of Delaware"), hereby certifies that:

     FIRST:         The name of the corporation (hereinafter
called  the  "corporation") is MicroVideo Learning  Systems,
Inc.

      SECOND: The address, including street, number, city, and country, of the registered office of the corporation in the State of Delaware is 1013 Centre Road, City of Wilmington 19805, Country of New Castle; and the name of the registered agent of the corporation in the State of Delaware at such address is Corporation Service Company.

      THIRD:    The purpose of the corporation is to  engage
in any lawful act or activity for which corporations may be organized under the General Corporation Law of the Sate of Delaware.

     FOURTH: The total number of shares of stock which the corporation shall have authority to issue is sixty million (60,000,000), of par value of one mill ($0.001) divided into two (2) classes of stock as follows for a total capitalization of sixty thousand dollars ($60,000):

          Non-Assessable   Common  Stock   of   50   million
          (50,000,000) shares of Common Stock of Par Value of one mill ($0.001) per share and;

          Non-Assessable  Preferred  Stock  of  10   million
          (10,000,000) of Par Value of one mill ($0.001) per share.

      All capital stock when issued shall be fully paid and non assessable. No holders of shares of capital stock of the corporation shall be entitled as such to any pre-emptive or preferential rights to subscribe to any un-issued stock, or any other securities, which the corporation may now or hereafter be authorized to issue.

      The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by its board of directors, provided that the consideration so fixed is not less than par value.

      Holders of the corporation's Common Stock shall not possess cumulative voting rights at any shareholders' meeting called for the purpose of electing its board of directors or on other matters brought before stockholders' meetings, whether they be annual or special.

      FIFTH:          The name and the mailing address  of
the incorporator are as follows:

     NAME                               MAILNG ADDRESS

     Camille Silva               Two World Trade Center
                                 Suite 8746
                                 New York, NY 10048-8798

       SIXTH: The corporation is to have perpetual existence.

           SEVENTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction  within  the  State of  Delaware  may,  on  the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appoint for this corporation under 291 of the Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under 279 of Title 8 of the Delaware Code order a meeting of creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangements, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

          EIGHTH:   For the management of the business and for
the conduct of the affairs of the corporation, and in further definition, limitation, and regulation of the powers
of   the  corporation  and  of  its  directors  and  of  its
stockholders or any class thereof, as the case may be, it is further provided:

               1. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors, which shall constitute the whole Board of Directors, shall be fixed by, or in the manner provided in, the Bylaws. The phrase "whole Board" and the phrase "total number of directors" shall be deemed to have the same meaning, to wit, the total number of directors, which the corporation would have if there were no vacancies. No election of directors need be by written ballot.

               2    After the original or other Bylaws of
the corporation have been adopted, amended, or repealed, as the case may be, in accordance with the provisions of 109 of the General Corporation Law of the State of Delaware, and, after the corporation has received any payment for any of its stock, the power to adopt, amend, or repeal the Bylaws of the corporation may be exercised by the Board of Directors of the corporation; provided, however, that any provision for the classification of directors of the corporation for staggered terms pursuant to the provision of subsection (d) of 141 of the General Corporation Law of the State of Delaware shall be set forth in an initial Bylaw or in a Bylaw adopted by the stockholders entitled to vote of the corporation unless provisions for such classification shall be set forth in this certificate of incorporation.

              3. Whenever the corporation shall be
authorized to issue only one class of stock, each outstanding share shall entitle the holder thereof to notice of, and the right to vote at, any meeting of stockholders. Whenever the corporation shall be authorized to issue more than one class of stock, no outstanding share of any class of stock which is denied voting power under the provisions of the certificate of incorporation shall entitle the holder thereof to the right to vote at any meeting of stockholders except as the provisions of paragraph (2) of subsection (b) of 242 of the General Corporation Law of the State of Delaware shall otherwise require; provided, that no share of any such class which is otherwise denied voting power shall entitle the holder thereof to vote upon the increase or decrease in the number of authorized shares of said class.

NINTH:    The personal liability of the directors of
the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection
(b) of 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.

TENTH:     The corporation shall, to the fullest extent
permitted by the provisions of 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or cover by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

ELEVENTH: From time to time any of the provisions of this certificate of incorporation may be amended, altered, or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the corporation by this certificate of incorporation are granted subject to the provisions of this Article ELEVENTH.

               Signed on October 9, 2001.

______________
Walter Schoustal
/s/Walter Schoustal
   President